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                       [LOGO] ORATEC INTERVENTIONS, INC.


                               3700 Haven Court
                         Menlo Park, California 94025

                                                              February 22, 2002

To ORATEC Interventions, Inc. Stockholders:

   We are pleased to inform you that on February 13, 2002 ORATEC Interventions, Inc. ("ORATEC") entered into a merger agreement with Smith & Nephew, Inc. ("Smith & Nephew") and Orchid Merger Corp., a wholly-owned subsidiary of Smith & Nephew ("Purchaser") pursuant to which Purchaser has today commenced a cash tender offer to purchase all of the outstanding shares of ORATEC common stock, including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000 and as amended on February 13, 2002 by and between ORATEC and American Stock Transfer & Trust Co., the rights agent (collectively, the "Shares") for $12.50 per share, net to the seller, in cash, without interest.

   The tender offer is conditioned on the minimum tender of a majority of the Shares (on a fully diluted basis) as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Smith & Nephew's commitment to complete its acquisition of ORATEC, once the tender offer is successfully consummated, through a merger in which all Shares not purchased in the tender offer will be converted into the right to receive the same net price as is paid in the tender offer.

   Current directors, executive officers and certain other stockholders of ORATEC have individually agreed to tender their Shares pursuant to Stockholder Agreements, each dated February 13, 2002. These Shares, in total, represent approximately 13.99% of the outstanding Shares as of February 8, 2002.

   Your Board of Directors has unanimously approved the merger agreement and unanimously determined that the terms of Smith & Nephew's tender offer are fair to, and in the best interests of, ORATEC's stockholders and unanimously recommends that you accept the Smith & Nephew offer by tendering all of your Shares pursuant to the offer.

   Enclosed with this letter is a Solicitation/Recommendation Statement on
Schedule 14D-9 containing the recommendation of ORATEC's Board of Directors and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated February 13, 2002, of J.P. Morgan Securities Inc., ORATEC's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $12.50 per share cash consideration to be received by the holders of ORATEC capital stock in the proposed transactions was fair, from a financial point of view, to such stockholders.

   Also enclosed with this letter are Smith & Nephew's Offer to Purchase, a Letter of Transmittal for use in tendering Shares and other related documents.

   Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

                                          Sincerely,



                                          /s/ Kenneth W. Anstey
                                          Kenneth W. Anstey
                                          President and Chief Executive Officer

                                          /s/ Nancy V. Westcott
                                          Nancy V. Westcott
                                          Chief Financial Officer
                                          and Vice President, Administration